SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CIM Commercial Trust Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

125525584
(CUSIP Number)

Greg Morillo
c/o Lionbridge Capital I LP
600 Madison Avenue, 24th Floor
New York, New York 10022
(212) 300-8003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert E. Robotti Robotti & Company, Incorporated One Grand Central Place 60 East 42nd Street, Suite 3100 New York, NY 10165-0057 (212) 986-4800	Michael L. Ashner Winthrop Realty Partners, L.P. Two Liberty Square 9th Floor Boston, MA 02109 617-570-4600

May 25, 2021
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [  ]

CUSIP No.:  125525584                                                        Page 2 of 37

1.	Name of Reporting Persons Lionbridge Capital I, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.23%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 3 of 37

1.	Name of Reporting Persons Lionbridge Capital, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 4 of 37

1.	Name of Reporting Persons Lionbridge Capital GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.23%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 5 of 37

1.	Name of Reporting Persons Lionbridge GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 6 of 37

1.	Name of Reporting Persons Lionbridge Asset Management, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.64%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 7 of 37

1.	Name of Reporting Persons Greg Morillo*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.64%
14.	Type of Reporting Person IN, HC
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 8 of 37

1.	Name of Reporting Persons The Ravenswood Investment Company L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 293,415
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 293,415
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,415
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.98%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 9 of 37

1.	Name of Reporting Persons Ravenswood Investments III, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,135
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,135
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.17%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 10 of 37

1.	Name of Reporting Persons Ravenswood Management Company, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person HC
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 11 of 37

1.	Name of Reporting Persons Robotti & Company Advisors, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person IA, OO
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 12 of 37

1.	Name of Reporting Persons Robotti Securities, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person BD, OO
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 13 of 37

1.	Name of Reporting Persons Robotti & Company, Incorporated*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 468,050
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,050
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person HC, OO
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 14 of 37

1.	Name of Reporting Persons Robert E. Robotti*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 468,050
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,050
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person IN, HC
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 15 of 37

1.	Name of Reporting Persons Thomas D. Ferguson*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 16 of 37

1.	Name of Reporting Persons Mark C. Gelnaw*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 17 of 37

1.	Name of Reporting Persons Raymond V. Marino II*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 18 of 37

1.	Name of Reporting Persons John S. Moran*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 35,859
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,859
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,859
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 19 of 37

1.	Name of Reporting Persons Winthrop Realty Partners, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,976
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,976
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 20 of 37

1.	Name of Reporting Persons Michael L. Ashner*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) X
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 148,976
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 148,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,976
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of May 25, 2021, and is based on 14,847,742 Shares outstanding as of May 6, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.:  125525584                                                        Page 21 of 37

Explanatory Note
Winthrop Realty Partners, L.P., a vertically integrated real estate company led by Michael L. Ashner, has entered into a 13D Group Agreement with Lionbridge Capital I, LP and its affiliates (collectively, “Lionbridge”) and The Ravenswood Investment Company L.P. and its affiliates (collectively, “Robotti”), and is now a participant in the solicitation by Lionbridge and Robotti to elect five highly-qualified independent directors to the board of CIM Commercial Trust Corporation.  These parties are deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of them coordinating their activities with regard to the solicitation.
Kenneth R. Wasiak has ceased to be a reporting person, as he is no longer a control person of Ravenswood Management Company, LLC.  James O’Leary has ceased to be a reporting person, as he is no longer a board nominee.

CUSIP No.:  125525584                                                        Page 22 of 37

Item 1.	Security and Issuer
This amended and restated Schedule 13D (this “Amended 13D”), which amends and restates the original Schedule 13D that was filed with the Securities and Exchange Commission on January 13, 2021 (the “Original Schedule 13D”) relates to the issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of CIM Commercial Trust Corporation, a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 17950 Preston Road, Suite 600, Dallas, Texas 75252.
Item 2.	Identity and Background
(a) This Amended Schedule 13D is filed by:
(i)	Lionbridge Capital I, LP, a Delaware limited partnership (“Lionbridge Capital I”), with respect to the Shares directly and beneficially owned by it;
(ii)	Lionbridge Capital, LP, a Delaware limited partnership (“Lionbridge Capital”), with respect to the Shares directly and beneficially owned by it;
(iii)	Lionbridge Capital GP, LLC, a Delaware limited liability company (“Lionbridge Capital GP”), which serves as the general partner of Lionbridge Capital I;
(iv)	Lionbridge GP, LLC, a Delaware limited liability company (“Lionbridge GP”), which serves as the general partner of Lionbridge Capital;
(v)	Lionbridge Asset Management, LLC, a Delaware limited liability company (“Lionbridge Asset Management”), which serves as the asset manager of each of Lionbridge Capital I and Lionbridge Capital;
(vi)
Greg Morillo is the controlling managing member of each of Lionbridge GP, Lionbridge Capital GP and Lionbridge Asset Management, and as a nominee for the Board of Directors of the Issuer (the “Board”);

(vii)	The Ravenswood Investment Company L.P., a Delaware limited partnership (“Ravenswood I”), with respect to the Shares directly and beneficially owned by it;

CUSIP No.:  125525584                                                        Page 23 of 37

(viii)	Ravenswood Investments III, LP, a New York limited partnership (“Ravenswood III”), with respect to the Shares directly and beneficially owned by it;
(ix)	Ravenswood Management Company, LLC, a New York limited liability company (“Ravenswood Management Company”), which serves as the general partner of each of Ravenswood I and Ravenswood III;
(x)	Robotti & Company Advisors, LLC, a New York limited liability company (“Robotti Advisors”), which serves as the investment adviser to Ravenswood I and Ravenswood III;
(xi)
Robotti Securities, LLC, a New York limited liability company (“Robotti Securities”), which is a registered broker dealer and manages a discretionary account for a customer which contains Shares as identified herein;

(xii)	Robotti & Company, Incorporated, a New York corporation (“Robotti Incorporated”), is the parent company to Robotti Advisors and Robotti Securities;
(xiii)
Robert E. Robotti is the President and Treasurer of Robotti Incorporated, Robotti Advisors and Robotti Securities, the Managing Director of Ravenswood Management Company, and an individual person who controls Robotti Incorporated;

(xiv)	Thomas D. Ferguson is a nominee for the Board;
(xv)	Mark C. Gelnaw is a nominee for the Board;
(xvi)	Raymond V. Marino II is a nominee for the Board;
(xvii)	John S. Moran is a nominee for the Board and with respect to the Shares directly and beneficially owned by him;
(xviii)	Winthrop Realty Partners, L.P., a Maryland limited partnership (“Winthrop”), with respect to the Shares directly and beneficially owned by it; and
(xix)	Michael L. Ashner as the control person of Winthrop.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into certain agreements, as further described in Item 6.   Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The address of the principal office of each of Lionbridge Capital I, Lionbridge Capital, Lionbridge Capital GP, Lionbridge GP, Lionbridge Asset Management and Mr. Morillo is 600 Madison Avenue, 24th Floor, New York, New York 10022.  The address of the principal office of each of Ravenswood I, Ravenswood III, Ravenswood Management Company, Robotti Advisors, Robotti Securities and Robotti Incorporated and Mr. Robotti is c/o Robotti & Company, Incorporated, One Grand Central Plaza, 60 East 42nd Street, Suite 3100, New York, New York 10165.  The address of the principal office of Mr. Ferguson is c/o 511 Partners, LLC, 3889 Maple Ave, Suite 350, Dallas, Texas 75219.  The address of the principal office of Mr. Gelnaw is 19100 SE County Line Rd, Tequesta, Florida 33469.  The address of the principal office of Mr. Marino is 1600 West Hillsdale Blvd., Suite 204, San Mateo, California 94402.  The address of the principal office of Mr. Moran is c/o Robotti Securities LLC, One Grand Central Plaza, 60 East 42nd Street, Suite 3100, New York, New York 10165.  The address of the principal office of Winthrop is 2 Liberty Square, 9th Floor, Boston, MA 02109.  The address of the principal office of 2 Jericho Plaza, Wing A, Suite 111, Jericho, NY 11753.

CUSIP No.:  125525584                                                        Page 24 of 37

(c) The principal business of each of Lionbridge Capital I, Lionbridge Capital is operating as private investment partnerships to invest in securities.  The principal business of Ravenswood I and Ravenswood III is acting as private investment partnerships engaged in the purchase and sale of securities for their own accounts.  Ravenswood I and Ravenswood I are also advisory clients of Robotti Advisors.
The principal business of Lionbridge Capital GP is serving as the general partner of Lionbridge Capital I.  The principal business of Lionbridge GP is serving as the general partner of Lionbridge Capital.  The principal business of Lionbridge Asset Management is serving as the asset manager for each of Lionbridge Capital I and Lionbridge Capital.
The principal business of Ravenswood Management Company is serving as the general partner of each of Ravenswood I and Ravenswood III. The principal business of Robotti Advisors is serving as an investment adviser.  The principal business of Robotti Securities is serving as a registered broker dealer.  The principal business of Robotti Incorporated is serving as the parent holding company of Robotti Advisors and Robotti Securities. The principal occupation of Mr. Robotti is serving as President and Treasurer of Robotti Incorporated, Robotti Advisors and Robotti Securities, as an investment advisory professional and the Managing Director of Ravenswood Management Company.
The principal occupation of Mr. Morillo is serving as the controlling managing member of each of Lionbridge GP, Lionbridge Capital GP and Lionbridge Asset Management.  The principal occupation of Mr. Ferguson is serving as an independent real estate investment professional.  The principal occupation of Mr. Gelnaw is serving as an independent real estate and investment professional.  The principal occupation of Mr. Marino is serving as an independent real estate professional.  The principal occupation of Mr. Moran is serving as an investment analyst for Robotti Securities.
Winthrop is a vertically integrated real estate company led by Michael L. Ashner.  The principal occupation of Mr. Ashner is serving as the controlling person of Winthrop and its affiliates.
(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Reporting Persons who are individual persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
The Shares purchased by Lionbridge Capital I and Lionbridge Capital were purchased with working capital in open market purchases.  The aggregate purchase price of the 183,339 Shares beneficially owned by Lionbridge Capital I is approximately $2,174,915, including brokerage commissions.  The aggregate purchase price of the 60,761 Shares beneficially owned by Lionbridge Capital is approximately $644,302, including brokerage commissions.

CUSIP No.:  125525584                                                        Page 25 of 37

The Shares purchased by Ravenswood I and Ravenswood III were purchased with working capital in open market purchases.  The aggregate purchase price of the 293,415 Shares beneficially owned by Ravenswood I is approximately $3,179,987, not including brokerage commissions.  The aggregate purchase price of the 174,135 Shares beneficially owned by Ravenswood III is approximately $1,856,822, not including brokerage commissions.
The Shares purchased by John S. Moran were purchased with personal funds in open market purchases.  The aggregate purchase price of the 35,859 Shares beneficially owned by Mr. Moran is approximately $409,381, not including brokerage commissions.
The aggregate purchase price of 500 Shares deemed beneficially owned by Robotti Securities is approximately $7,576, not including brokerage fees and expenses, and were paid for using the personal funds of a discretionary brokerage customer of Robotti Securities.
The Shares purchased by Winthrop were purchased with working capital in open market purchases.  The aggregate purchase price of the 148,976 Shares beneficially owned by Winthrop is approximately $1,683,670, including brokerage commissions.
Item 4.	Purpose of Transaction
The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions and other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
On May 25, 2021, Lionbridge and Robotti entered into a 13D Group Agreement with Winthrop Realty Partners, L.P. and Michael L. Ashner (the “13D Group Agreement”).  The 13D Group Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.  The Reporting Persons issued a press release and a letter to stockholders on that same day to report the formation of the group and the filing of a preliminary proxy statement.  The press release and letter to stockholders is attached hereto as Exhibit 99.6 and is incorporated herein by reference.
On January 13, 2021, Lionbridge Capital and Robotti Advisors issued a press release announcing the nomination of six highly qualified independent candidates for election to the Board at the Issuer’s 2021 annual meeting of stockholders and including a link to the text of a letter that Lionbridge Capital I and Ravenswood I sent to the Company at that time.  The full text of the press release and the letter was attached to the Original Schedule 13D as Exhibit 99.3 and is incorporated herein by reference.
On December 11, 2020, Lionbridge Capital I and Ravenswood I delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of seven highly qualified director candidates for election to the Board at the Issuer’s 2021 annual meeting of stockholders.  The Nomination Letter initially nominated seven individuals, however, two of those individuals has since withdrawn.

CUSIP No.:  125525584                                                        Page 26 of 37

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.
Item 5.	Interest in Securities of the Issuer.
As of the close of business on May 25, 2021, the aggregate percentage of Shares reported owned by each person named herein is based upon 14,847,742 Shares outstanding as of May 6, 2021, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 6, 2021.
A.	Lionbridge Capital I
(a)	Lionbridge Capital I directly owned 183,339 Shares.
Percentage:  1.23%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 183,339
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 183,339
(c)	Lionbridge Capital I has not entered into any transactions in securities of the Issuer during the past 60 days.
B.	Lionbridge Capital
(a)	Lionbridge Capital directly owned 60,761 Shares.
Percentage:  Less than 1%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,761
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,761
(c)	Lionbridge Capital has not entered into any transactions in securities of the Issuer during the past 60 days.
C.	Lionbridge Capital GP

CUSIP No.:  125525584                                                        Page 27 of 37

(a)	Lionbridge Capital GP is the general partner of Lionbridge Capital I and may be deemed the beneficial owner of the 183,339 Shares owned by Lionbridge Capital I.
Percentage:  1.23%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 183,339
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 183,339
(c)	Lionbridge Capital GP has not entered into any transactions in securities of the Issuer during the past 60 days.
D.	Lionbridge GP
(a)	Lionbridge GP is the general partner of Lionbridge Capital and may be deemed the beneficial owner of the 60,761 Shares owned by Lionbridge Capital.
Percentage:  Less than 1%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,761
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,761
(c)	Lionbridge GP has not entered into any transactions in securities of the Issuer during the past 60 days.
E.	Lionbridge Asset Management
(a)
Lionbridge Asset Management is the investment manager of both Lionbridge Capital I and Lionbridge Capital and may be deemed the beneficial owner of the 183,339 Shares owned by Lionbridge Capital I together with the 60,761 Shares owned by Lionbridge Capital.

Percentage:  1.64%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 244,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 244,100
(c)	Lionbridge Asset Management has not entered into any transactions in securities of the Issuer during the past 60 days.
F.	Mr. Morillo
(a)
Mr. Morillo is an individual person who controls Lionbridge Capital GP, Lionbridge GP and Lionbridge Asset Management as the controlling managing member, and may be deemed the beneficial owner of the 183,339 Shares owned by Lionbridge Capital I together with the 60,761 Shares owned by Lionbridge Capital.
Percentage:  1.64%

CUSIP No.:  125525584                                                        Page 28 of 37

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 244,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 244,100
(c)	Mr. Morillo has not entered into any transactions in securities of the Issuer during the past 60 days.
G.	Ravenswood I
(a)	Ravenswood I directly owned 293,415 Shares.
Percentage:  1.98%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 293,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 293,415
(c)	Ravenswood I has not entered into any transactions in securities of the Issuer during the past 60 days.
H.	Ravenswood III
(a)	Ravenswood III directly owned 174,135 Shares.
Percentage:  1.17%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 174,135
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 174,135
(c)	Ravenswood III has not entered into any transactions in securities of the Issuer during the past 60 days.
I.	Ravenswood Management Company
(a)
Ravenswood Management Company is the general partner of both Ravenswood I and Ravenswood III and may be deemed the beneficial owner of, the 293,415 Shares owned by Ravenswood I and the 174,135 Shares owned by Ravenswood III.

Percentage:  3.15%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 467,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 467,550

CUSIP No.:  125525584                                                        Page 29 of 37

(c)	Ravenswood Management Company has not entered into any transactions in securities of the Issuer during the past 60 days.
J.	Robotti Advisors
(a)
Robotti Advisors is the investment manager of both Ravenswood I and Ravenswood III and may be deemed the beneficial owner of the 293,415 Shares held by Ravenswood I and the 174,135 Shares held by Ravenswood III.

Percentage:  3.15%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 467,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 467,550
(c)	Robotti Advisors has not entered into any transactions in securities of the Issuer during the past 60 days.
K.	Robotti Securities
(a)	Robotti Securities does not hold any Shares directly but may be deemed the beneficial owner of the 500 Shares held in a discretionary account managed by Robotti Securities.
Percentage:  Less than 1%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 500
(c)	Robotti Securities has not entered into any transactions in securities of the Issuer during the past 60 days.
L.	Robotti Incorporated
(a)
Robotti Incorporated is the owner of both Robotti Advisors and Robotti Securities and may be deemed the beneficial owner of the 467,550 Shares beneficially owned by Robotti Advisors and the 500 Shares held by a discretionary account customer of Robotti Securities.

Percentage:  3.15%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 467,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 468,050
(c)	Robotti Incorporated has not entered into any transactions in securities of the Issuer during the past 60 days.

CUSIP No.:  125525584                                                        Page 30 of 37

M.	Mr. Robotti
(a)
Mr. Robotti is a managing member of Ravenswood Management Company and may be deemed the beneficial owner of the 293,415 Shares owned by Ravenswood I together with the 174,135 Shares owned by Ravenswood III.  Mr. Robotti may also be deemed the beneficial owner of 500 Shares held in a discretionary account managed by Robotti Securities.

Percentage:  3.15%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 467,550
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 468,050
(c)	Mr. Robotti has not entered into any transactions in securities of the Issuer during the past 60 days.
N.	Mr. Ferguson
(a)	Mr. Ferguson did not beneficially own any Shares.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)	Not applicable.
O.	Mr. Gelnaw
(a)	Mr. Gelnaw did not beneficially own any Shares.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)	Not applicable.
P.	Mr. Marino
(a)	Mr. Marino did not beneficially own any Shares.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)	Not applicable.

CUSIP No.:  125525584                                                        Page 31 of 37

Q.	Mr. Moran
(a)	Mr. Moran, an individual person, may be deemed to own 35,859 Shares for which he is the direct beneficial owner of such Shares.
Percentage:  Less than 1%
(b)	1. Sole power to vote or direct vote: 35,859
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,859
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Moran has not entered into any transactions in securities of the Issuer during the past 60 days.
R.	Winthrop
(a)	Winthrop directly owned 148,976 Shares.
Percentage:  1.00%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 148,976
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 148,976
(c)	The transactions in securities of the Issuer by Winthrop during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
S.	Mr. Ashner
(a)	Mr. Ashner is an individual person who controls Winthrop and may be deemed the beneficial owner of the 148,976 Shares owned by Winthrop.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 148,976
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 148,976
(c)	Mr. Ashner has not entered into any transactions in securities of the Issuer during the past 60 days.
As of the close of business on May 25, 2021, the Reporting Persons collectively beneficially owned an aggregate of 896,985 Shares, constituting 6.04% of the Shares outstanding.
The voting and disposition rights to the 183,339 Shares directly owned by Lionbridge Capital I may be deemed to be shared by Lionbridge Capital I with Lionbridge Capital GP, Lionbridge Asset Management and Mr. Morillo. The voting and disposition rights to the 60,761 Shares directly owned by Lionbridge Capital may be deemed to be shared by Lionbridge Capital with Lionbridge GP, Lionbridge Asset Management and Mr. Morillo.

CUSIP No.:  125525584                                                        Page 32 of 37

The voting and disposition rights to the 293,415 Shares directly owned by Ravenswood I may be deemed to be shared by Ravenswood I with Ravenswood Management Company, Robotti Advisors, Robotti Incorporated and Mr. Robotti.  The voting and disposition rights to the 174,135 Shares directly owned by Ravenswood III may be deemed to be shared by Ravenswood III with Ravenswood Management Company, Robotti Advisors, Robotti Incorporated and Mr. Robotti.
The disposition rights to 500 Shares held in a discretionary customer account of Robotti Securities may be deemed to be shared among Robotti Securities, Robotti Incorporated and Mr. Robotti.
Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Amended Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein in which such person does not own a direct pecuniary interest.
(d)
With the exception of a discretionary account customer of Robotti Securities who has the right to receive dividends from, and the proceeds from the sale of, 500 Shares held in a discretionary account managed by Robotti Securities, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Lionbridge Capital and Robotti Advisors have entered into an agreement, dated November 20, 2020 (the “Coordination Agreement”), pursuant to which they have agreed to coordinate efforts and share certain expenses in connection with the nomination of the Nominees, the conduct of any proxy contest and solicitation of proxies involving the Company, and the purchases and sales of Shares.  The Coordination Agreement was filed as Exhibit 99.1 to the Original Schedule 13D and is incorporated herein by reference.
Lionbridge and Robotti are parties to a Joint Filing and Solicitation Agreement, dated as of December 31, 2020 (the “Joint Filing Agreement”), pursuant to which they agreed to jointly file this Amended Schedule 13D and any and all amendments and supplements hereto with the Commission.  The Joint Filing Agreement was filed as Exhibit 99.2 to the Original Schedule 13D and is incorporated herein by reference.
Lionbridge Capital and Robotti Advisors have entered into letter agreements pursuant to which they and their affiliates agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders and any related transactions.  A form of the indemnification letter agreement was filed as Exhibit 99.4 to the Original Schedule 13D and is incorporated herein by reference.
The Reporting Persons are parties to the 13D Group Agreement, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

CUSIP No.:  125525584                                                        Page 33 of 37

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Agreement, dated as of November 20, 2020, by and between Lionbridge Capital and Robotti Advisors - Previously Filed.
Exhibit 99.2	Joint Filing and Solicitation Agreement, dated as of December 31, 2020, by and among each of the Reporting Persons - Previously Filed.
Exhibit 99.3	Press Release, dated January 13, 2021, and text of referenced letter to the Issuer, dated January 13, 2021 - Previously Filed.
Exhibit 99.4	Form of Indemnification Letter Agreement - Previously Filed.
Exhibit 99.5	13D Group Agreement – Filed Herewith.
Exhibit 99.6	Press Release and Letter to Stockholders dated May 25, 2021 – Filed Herewith.

CUSIP No.:  125525584                                                        Page 34 of 37

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  May 26, 2021

Lionbridge Capital I LP
By:  Lionbridge Capital GP, LLC, its
General Partner

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Capital LP
By: Lionbridge GP, LLC, its
General Partner

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Capital GP, LLC

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge GP, LLC

By:_____________________________
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Asset Management, LLC

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Ravenswood Management Company, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

The Ravenswood Investment Company L.P.
By:  Ravenswood Management Company, LLC, its General Partner

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

Ravenswood Investments III, L.P.
By:  Ravenswood Management Company, LLC, its General Partner

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

Robotti Securities, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

CUSIP No.:  125525584                                                        Page 35 of 37

Winthrop Realty Partners, L.P. By: /s/ Michael L. Ashner Name: Michael L. Ashner Title: Chief Executive Officer

Individuals:

/s/ Greg Morillo
Greg Morillo

/s/ Robert E. Robotti
Robert E. Robotti

/s/ Thomas D. Ferguson
Thomas D. Ferguson

/s/ Mark C. Gelnaw
Mark C. Gelnaw

/s/ Raymond V. Marino II
Raymond V. Marino II

/s/ John S. Moran
John S. Moran

/s/ Michael L. Ashner
Michael L. Ashner

CUSIP No.:  125525584                                                        Page 36 of 37

SCHEDULE A
Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC
The following table sets forth certain information concerning each of the directors and officers of each of the entities named below as of the date hereof.

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

CUSIP No.:  125525584                                                        Page 37 of 37

SCHEDULE B
Transactions in Securities of the Issuer During the Past Sixty Days
Winthrop Realty Partners, L.P.
Where and How Transaction Effected	Amount of Securities Purchased/(Sold)	Price Per Share	Date of Purchase/Sale
Open Market Transaction	5,565	$11.51466	4/23/2021
Open Market Transaction	14,052	$11.95681	4/26/2021
Open Market Transaction	10,000	$11.95960	4/27/2021
Open Market Transaction	10,000	$11.63790	4/28/2021
Open Market Transaction	9,689	$11.36950	4/29/2021
Open Market Transaction	20,000	$11.14450	4/30/2021
Open Market Transaction	14,900	$11.34100	5/3/2021
Open Market Transaction	6,130	$11.32840	5/4/2021
Open Market Transaction	4,000	$10.67350	5/5/2021
Open Market Transaction	5,000	$10.44660	5/6/2021
Open Market Transaction	4,000	$10.45690	5/7/2021
Open Market Transaction	6,000	$10.56010	5/10/2021
Open Market Transaction	7,500	$10.66750	5/11/2021
Open Market Transaction	7,500	$10.57900	5/13/2021
Open Market Transaction	7,500	$11.28610	5/14/2021
Open Market Transaction	5,500	$11.17220	5/17/2021
Open Market Transaction	4,140	$11.36010	5/18/2021
Open Market Transaction	7,500	$11.40220	5/19/2021